SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 July, 2007

HSBC Holdings plc
42nd Floor, 8 Canada Square,
London E14 5HQ,
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

HSBC Holdings plc

Geographical representation of profit before tax

Half years to
30 June 2005, 31 December 2005,
30 June 2006 and 31 December 2006

H S B C  H O L D I N G S  P L C

Geographical representation of profit before tax

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. When used in the terms ‘shareholders’ equity’ and ‘profit attributable to shareholders’, ‘shareholders’ means holders of HSBC ordinary shares.

Statutory Accounts

The information in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (‘the Act’).

Introduction

During the second half of 2006, HSBC changed the way in which certain of its geographical operating segments are managed and their performance assessed. As a result, a new segment, Latin America and the Caribbean (‘Latin America’) was formed from the Group’s businesses previously reported under South America, and those in Mexico and Panama which had previously been reported as part of the North America geographical segment.

All prior period comparative data in the Annual Report and Accounts 2006 was restated to conform to the new presentation.

Since this change occurred subsequently to the publication of the Interim Report 2006, and the Annual Report and Accounts 2006 did not provide a half-yearly disclosure, the restatement of the segmental analysis for the half years ended 30 June 2005, 31 December 2005, 30 June 2006 and 31 December 2006 has not previously been published. This document provides a restatement of those half-year results for North America and Latin America by customer group in the format previously published in the Interim Report 2006. The results for the half-years ended 30 June 2006 and 31 December 2006 will also be published on 30 July 2007 as comparatives in HSBC’s Interim Report 2007.

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Profit/(loss) before tax by country within customer groups and global businesses

North America

	Half-year to

	31 December	30 June	31 December	30 June
	2006	2006	2005	2005
	US$m	US$m	US$m	US$m

Personal Financial Services	374	3,017	1,761	2,420
United States	242	2,886	1,561	2,292
Canada	131	122	195	115
Bermuda	1	9	5	13
Commercial Banking	493	464	488	404
United States	236	206	255	192
Canada	217	220	212	191
Bermuda	40	38	21	21
Corporate, Investment Banking and Markets	74	349	282	291
United States	(74)	273	173	200
Canada	140	49	84	70
Bermuda	6	25	24	19
Other	2	2	1	2
Private Banking	76	38	45	59
United States	70	37	45	59
Bermuda	6	1	–	–
Other	(90)	(127)	72	93
United States	(119)	(145)	42	116
Canada	15	2	(12)	–
Bermuda	13	16	42	(23)
Other	1	–	–	–

Total	927	3,741	2,648	3,267
United States	355	3,257	2,076	2,859
Canada	503	393	479	376
Bermuda	66	89	92	30
Other	3	2	1	2

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Latin America

	Half-year to

	31 December	30 June	31 December	30 June
	2006	2006	2005	2005
	US$m	US$m	US$m	US$m

Personal Financial Services	446	354	459	327
Mexico	344	284	326	244
Brazil	79	42	100	67
Argentina	12	23	10	27
Other	11	5	23	(11)
Commercial Banking	214	237	164	193
Mexico	70	127	62	99
Brazil	103	82	74	73
Argentina	30	21	17	18
Other	11	7	11	3
Corporate, Investment Banking and Markets	198	277	177	170
Mexico	72	105	108	84
Brazil	94	124	37	58
Argentina	31	37	30	26
Other	1	11	2	2
Private Banking	11	3	(1)	2
Mexico	8	(1)	(1)	1
Brazil	3	3	–	1
Argentina	–	1	–	–
Other	–	–	–	–
Other	1	(6)	17	96
Mexico	–	–	–	–
Brazil	(4)	–	10	(14)
Argentina	1	2	22	94
Other	4	(8)	(15)	16

Total	870	865	816	788
Mexico	494	515	495	428
Brazil	275	251	221	185
Argentina	74	83	79	165
Other	27	16	21	10

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Summary income statement by customer groups and global businesses

North America

	Half-year to 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,497	723	104	110	(21)	(141)	7,272
Net fee income/(expense) .	1,852	179	334	121	(32)	–	2,454
Trading income/(expense) excluding net interest income	(51)	9	340	6	(154)	–	150
Net interest income/(expense) on trading activities	110	–	19	–	(21)	141	249
Net trading income/(expense)	59	9	359	6	(175)	141	399
Net expense from financial instruments designated at fair value	–	–	(46)	–	(41)	–	(87)
Gains less losses from financial investments	(6)	10	3	6	5	–	18
Dividend income	18	1	28	–	(1)	–	46
Net earned insurance premiums	255	–	–	–	(1)	–	254
Other operating income	136	37	186	20	834	(656)	557

Total operating income	8,811	959	968	263	568	(656)	10,913
Net insurance claims[1]	(141)	–	–	–	(1)	–	(142)

Net operating income before loan impairment charges and other credit risk provisions	8,670	959	968	263	567	(656)	10,771
Loan impairment charges and other credit risk provisions	(4,566)	(43)	(9)	(5)	(1)	–	(4,624)

Net operating income	4,104	916	959	258	566	(656)	6,147
Total operating expenses	(3,730)	(427)	(880)	(182)	(656)	656	(5,219)

Operating profit/(loss)	374	489	79	76	(90)	–	928
Share of profit/(loss) in associates and joint ventures	–	4	(5)	–	–	–	(1)

Profit/(loss) before tax	374	493	74	76	(90)	–	927

	%	%	%	%	%		%
Share of HSBC’s profit before tax	3.9	5.2	0.8	0.8	(1.0)		9.7
Cost efficiency ratio	43.0	44.5	90.9	69.2	115.7		48.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	220,517	34,651	17,215	5,604	–		277,987
Total assets	250,985	43,012	208,958	6,558	1,677		511,190
Customer accounts	54,099	31,066	23,711	11,938	108		120,922
Loans and advances to banks (net)[3]			15,862
Trading assets, financial instruments designated at fair value, and financial investments[3]			136,141
Deposits by banks[3]			9,664

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H S B C  H O L D I N G S  P L C

Geographical representation of profit before tax (continued)

North America

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,467	639	162	102	(31)	(343)	6,996
Net fee income/(expense) .	1,823	150	322	119	(102)	–	2,312
Trading income/(expense) excluding net interest income	117	4	406	6	(66)	–	467
Net interest income/(expense) on trading activities	98	–	53	–	(2)	343	492
Net trading income/(expense)	215	4	459	6	(68)	343	959
Net income/(expense) from financial instruments designated at fair value .	–	–	35	–	(11)	–	24
Gains less losses from financial investments	20	9	9	3	(1)	–	40
Dividend income	5	–	33	–	1	–	39
Net earned insurance premiums	237	–	–	–	1	–	238
Other operating income	134	50	83	11	702	(615)	365

Total operating income	8,901	852	1,103	241	491	(615)	10,973
Net insurance claims[1]	(118)	–	–	–	1	–	(117)

Net operating income before loan impairment charges and other credit risk provisions	8,783	852	1,103	241	492	(615)	10,856
Loan impairment (charges)/recoveries and other credit risk provisions	(2,117)	(31)	6	(30)	–	–	(2,172)

Net operating income	6,666	821	1,109	211	492	(615)	8,684
Total operating expenses	(3,649)	(387)	(761)	(173)	(619)	615	(4,974)

Operating profit/(loss)	3,017	434	348	38	(127)	–	3,710
Share of profit in associates and joint ventures	–	30	1	–	–	–	31

Profit/(loss) before tax	3,017	464	349	38	(127)	–	3,741

	%	%	%	%	%		%
Share of HSBC’s profit before tax	24.1	3.7	2.8	0.3	(1.0)		29.9
Cost efficiency ratio	41.5	45.4	69.0	71.8	125.8		45.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	218,291	31,842	13,769	4,968	–		268,870
Total assets	248,176	40,218	199,739	5,836	1,926		495,895
Customer accounts	50,612	29,404	31,475	11,918	97		123,506
Loans and advances to banks (net)[3]			14,753
Trading assets, financial instruments designated at fair value, and financial investments[3]			132,744
Deposits by banks[3]			8,315

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North America

	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	5,912	620	291	91	(64)	(125)	6,725
Net fee income/(expense) .	1,614	149	339	104	(103)	–	2,103
Trading income/(expense) excluding net interest income	(33)	4	26	5	22	–	24
Net interest income/(expense) on trading activities	120	(1)	188	–	(21)	125	411
Net trading income/(expense)	87	3	214	5	1	125	435
Net income/(expense) from financial instruments designated at fair value .	10	–	4	(1)	137	–	150
Gains less losses from financial investments	(12)	6	14	1	(1)	–	8
Dividend income	6	–	17	–	–	–	23
Net earned insurance premiums	250	–	–	–	(1)	–	249
Other operating income	126	59	126	12	695	(596)	422

Total operating income	7,993	837	1,005	212	664	(596)	10,115
Net insurance claims[1]	(112)	–	–	–	–	–	(112)

Net operating income before loan impairment charges and other credit risk provisions	7,881	837	1,005	212	664	(596)	10,003
Loan impairment (charges)/recoveries and other credit risk provisions	(2,900)	(15)	32	2	(5)	–	(2,886)

Net operating income	4,981	822	1,037	214	659	(596)	7,117
Total operating expenses	(3,220)	(334)	(751)	(169)	(592)	596	(4,470)

Operating profit/(loss)	1,761	488	286	45	67	–	2,647
Share of profit in associates and joint ventures	–	–	(4)	–	5	–	1

Profit/(loss) before tax	1,761	488	282	45	72	–	2,648

	%	%	%	%	%		%
Share of HSBC’s profit before tax	17.1	4.7	2.7	0.4	0.7		25.6
Cost efficiency ratio	40.9	39.9	74.7	79.7	89.2		44.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	207,598	29,666	10,381	4,915	–		252,560
Total assets	240,474	36,570	149,623	5,823	–		432,490
Customer accounts	44,769	25,585	31,442	9,589	1		111,386
Loans and advances to banks (net)[3]			9,979
Trading assets, financial instruments designated at fair value, and financial investments[3]			102,732
Deposits by banks[3]			7,506

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H S B C   H O L D I N G S   P L C

Geographical Representation of Profit before Tax (continued)

North America

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	5,724	537	370	94	(50)	(105)	6,570
Net fee income/(expense)	1,436	134	238	96	(55)	–	1,849
Trading income/(expense) excluding net interest income	152	3	69	2	–	–	226
Net interest income/(expense) on trading activities	90	(3)	33	(1)	–	105	224
Net trading income/(expense)	242	–	102	1	–	105	450
Net income/(expense) from financial instruments designated at fair value	–	–	19	–	265	–	284
Gains less losses from financial investments	–	(5)	43	(1)	2	–	39
Dividend income	2	–	16	–	–	–	18
Net earned insurance premiums	228	–	–	–	–	–	228
Other operating income	106	28	53	22	585	(574)	220

Total operating income	7,738	694	841	212	747	(574)	9,658
Net insurance claims[1]	(120)	–	–	–	–	–	(120)

Net operating income before loan impairment charges and other credit risk provisions	7,618	694	841	212	747	(574)	9,538
Loan impairment (charges)/recoveries and other credit risk provisions	(2,101)	36	32	2	1	–	(2,030)

Net operating income	5,517	730	873	214	748	(574)	7,508
Total operating expenses	(3,097)	(326)	(625)	(155)	(659)	574	(4,288)

Operating profit/(loss)	2,420	404	248	59	89	–	3,220
Share of profit in associates and joint ventures	–	–	43	–	4	–	47

Profit/(loss) before tax	2,420	404	291	59	93	–	3,267

	%	%	%	%	%		%
Share of HSBC’s profit before tax	22.7	3.8	2.7	0.6	0.9		30.7
Cost efficiency ratio	40.7	47.0	74.3	73.1	88.2		45.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	190,981	27,828	6,952	3,996	–		229,757
Total assets	222,776	34,654	137,191	4,698	338		399,657
Customer accounts	42,470	21,916	28,414	8,302	–		101,102
Loans and advances to banks (net)[3]			7,301
Trading assets, financial instruments designated at fair value, and financial investments[3]			96,229
Deposits by banks[3]			6,096

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

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Latin America
	Half-year to 31 December 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,602	550	140	7	–	(106)	2,193
Net fee income	557	208	79	16	–	–	860
Trading income excluding net interest income	36	9	93	–	–	–	138
Net interest income/ (expense) on trading activities	12	2	21	–	–	106	141
Trading income/(expense)	48	11	114	–	–	106	279
Net income from financial instruments designated at fair value	126	–	6	–	(1)	–	131
Gains less losses from financial investments	8	1	37	–	–	–	46
Dividend income	2	1	–	–	–	–	3
Net earned insurance premiums	515	15	26	–	(2)	–	554
Other operating income/(expense)	41	2	6	1	9	(9)	50

Total operating income	2,899	788	408	24	6	(9)	4,116
Net insurance claims[1]	(502)	(8)	(26)	–	2	–	(534)

Net operating income before loan impairment charges and other credit risk provisions	2,397	780	382	24	8	(9)	3,582
Loan impairment (charges)/recoveries and other credit risk provisions	(363)	(132)	1	–	(2)	–	(496)

Net operating income	2,034	648	383	24	6	(9)	3,086
Total operating expenses	(1,592)	(434)	(185)	(13)	(5)	9	(2,220)

Operating profit	442	214	198	11	1	–	866
Share of profit in associates and joint ventures	4	–	–	–	–	–	4

Profit before tax	446	214	198	11	1	–	870

	%	%	%	%	%		%

Share of HSBC’s profit before tax	4.7	2.2	2.1	0.1	–		9.1
Cost efficiency ratio	66.4	55.6	48.4	54.2	62.5		62.0

	US$m	US$m	US$m	US$m	US$m		US$m

Selected balance sheet data[2]
Loans and advances to customers (net)	16,165	11,463	8,147	16	–		35,791
Total assets	28,053	16,244	36,333	90	51		80,771
Customer accounts	25,200	13,754	11,685	222	–		50,861
Loans and advances to banks (net)[3]			9,704
Trading assets, financial instruments designated at fair value, and financial investments[3]			15,882
Deposits by banks[3]			3,115

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H S B C   H O L D I N G S   P L C

Geographical representation of profit before tax (continued)

	Half-year to 30 June 2006

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	1,455	487	185	6	(2)	(127)	2,004
Net fee income	496	179	88	7	–	–	770
Trading income excluding net interest income	25	12	125	1	–	–	163
Net interest income/ (expense) on trading activities	2	3	(37)	–	–	127	95
Net trading income	27	15	88	1	–	127	258
Net income from financial instruments designated at fair value	101	–	5	–	–	–	106
Gains less losses from financial investments	3	–	35	–	–	–	38
Dividend income	3	–	–	–	–	–	3
Net earned insurance premiums	477	12	33	–	–	–	522
Other operating income	33	5	4	3	5	(9)	41

Total operating income	2,595	698	438	17	3	(9)	3,742
Net insurance claims[1]	(455)	(8)	(25)	–	(1)	–	(489)

Net operating income before loan impairment charges and other credit risk provisions	2,140	690	413	17	2	(9)	3,253
Loan impairment (charges)/ recoveries and other credit risk provisions	(401)	(65)	25	–	(1)	–	(442)

Net operating income	1,739	625	438	17	1	(9)	2,811
Total operating expenses	(1,385)	(388)	(161)	(14)	(7)	9	(1,946)

Operating profit/(loss)	354	237	277	3	(6)	–	865
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	354	237	277	3	(6)	–	865

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.8	1.9	2.2	–	–		6.9
Cost efficiency ratio	64.7	56.2	39.0	82.4	350.0		59.8
	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	10,618	7,403	6,912	14	–		24,947
Total assets	17,812	9,169	31,923	75	18		58,997
Customer accounts	19,337	10,310	10,259	171	–		40,077
Loans and advances to banks (net)[3]			7,997
Trading assets, financial instruments designated at fair value, and financial investments[3]			14,075
Deposits by banks[3]			1,652

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Latin America
	Half-year to 31 December 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	1,385	458	129	7	–	(151)	1,828
Net fee income	406	138	78	8	(1)	–	629

Trading income excluding net interest income	48	5	84	4	–	–	141
Net interest income/ (expense) on trading activities	(8)	(27)	(8)	–	(1)	151	107

Net trading income	40	(22)	76	4	(1)	151	248
Net income from financial instruments designated at fair value	127	–	10	–	3	–	140
Gains less losses from financial investments	36	1	(1)	–	5	–	41
Dividend income	3	–	–	–	–	–	3
Net earned insurance premiums	434	12	24	–	(2)	–	468
Other operating income	165	18	25	(1)	17	4	228

Total operating income	2,596	605	341	18	21	4	3,585
Net insurance claims[1]	(416)	(7)	(19)	–	–	–	(442)

Net operating income before loan impairment charges and other credit risk provisions	2,180	598	322	18	21	4	3,143
Loan impairment (charges)/recoveries and other credit risk provisions	(377)	(70)	4	(2)	4	–	(441)

Net operating income	1,803	528	326	16	25	4	2,702
Total operating expenses	(1,344)	(364)	(150)	(17)	(7)	(4)	(1,886)

Operating profit/(loss)	459	164	176	(1)	18	–	816
Share of profit in associates and joint ventures	–	–	1	–	(1)	–	–

Profit/(loss) before tax	459	164	177	(1)	17	–	816

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.4	1.6	1.7	–	0.2		7.9
Cost efficiency ratio	61.7	60.9	46.6	94.4	33.3		60.0

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	9,233	6,424	6,012	12	–		21,681
Total assets	15,724	9,491	28,509	53	1,610		55,387
Customer accounts	17,302	4,703	8,661	102	221		30,989
Loans and advances to banks (net)[3]			7,410
Trading assets, financial instruments designated at fair value, and financial investments[3]			13,067
Deposits by banks[3]			1,858

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Geographical representation of profit before tax (continued)

Latin America

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/ (expense)	1,195	309	163	3	22	(178)	1,514
Net fee income	384	125	44	6	3	–	562
Trading income excluding net interest income	8	4	67	(1)	1	–	79
Net interest income/ (expense) on trading activities	8	27	(5)	1	1	178	210
Net trading income	16	31	62	–	2	178	289
Net income from financial instruments designated at fair value	47	–	(1)	–	–	–	46
Gains less losses from financial investments	(1)	(1)	11	–	30	–	39
Dividend income	2	–	–	–	–	–	2
Net earned insurance premiums	360	11	33	–	(1)	–	403
Other operating income	23	–	–	–	39	(4)	58

Total operating income	2,026	475	312	9	95	(4)	2,913
Net insurance claims[1]	(318)	(6)	(26)	–	–	–	(350)

Net operating income before loan impairment charges and other credit risk provisions	1,708	469	286	9	95	(4)	2,563

Loan impairment (charges)/recoveries and other credit risk provisions	(223)	(19)	7	–	–	–	(235)

Net operating income	1,485	450	293	9	95	(4)	2,328
Total operating expenses	(1,158)	(257)	(123)	(7)	1	4	(1,540)

Operating profit/(loss)	327	193	170	2	96	–	788
Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	327	193	170	2	96	–	788

	%	%	%	%	%		%
Share of HSBC’s profit before tax	3.1	1.8	1.6	–	0.9		7.4
Cost efficiency ratio	67.8	54.8	43.0	77.8	(1.1)		60.1

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	7,862	5,687	5,808	14	385		19,756
Total assets	17,197	8,348	22,765	472	1,778		50,560
Customer accounts	16,131	4,251	6,849	441	168		27,840
Loans and advances to banks (net)[3]			4,139

Trading assets, financial instruments designated at fair value, and financial investments[3]			10,295
Deposits by banks[3]			4,042

1	Net insurance claims incurred and movement in policyholders’ liabilities.
2	Third party only.
3	These assets and liabilities were significant to Corporate, Investment Banking and Markets.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ P A STAFFORD

Name:	P A Stafford
Title:	Assistant Group Secretary
Date: 11 July 2007